UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.__7_)


World Heart Corporation

(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)


980905202
(CUSIP Number)
		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland, N.J. 07068
			(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 11, 2007
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No. 980905202
	1.	Names of Reporting Persons.  I.R.S. Identification Nos. of
above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:	0*
	Shares Beneficially	8.	Shared Voting Power:  3,374,470*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	0*
	Person With	10.	Shared Dispositive Power:
3,374,470*

	11.	Aggregate Amount Beneficially Owned by Each Reporting
Person:  3,374,470 *

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):  28.9% *

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 587,810 Common Stock and 2,217,742 Warrants to purchase 31,691 shares of Common Stock owned by Special Situations Cayman Fund, L.P., 175,068 shares of Common Stock and 536,190 Warrants to purchase 7,662 shares of Common Stock owned by Special Situations Fund III, L.P., 1,765,146 shares of Commons Stock and 6,117,036 Warrants to purchase 87,412 shares of Common Stock owned by Special Situations Fund III QP, L.P., and 685,106 shares of Common Stock and 2,419,355 Warrants to purchase 34,572 shares of Common Stock owned by Special Situations Private Equity Fund, L.P., See Items 2 and 5 of this
Schedule 13D for additional information.





Item 1.	Security and Issuer.
	This schedule relates to the common stock and warrants of World Heart Corporation (the ?Issuer?). The Issuer?s principal executive officers are located at 7799 Pardee Lane, Oakland, CA 94621.

Item 2.	Identity and Background.
	The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P. (?SSF3?) and general partner of Special Situations Fund III QP, L.P. (?SSFQP?). Marxe and Greenhouse are also member of MG Advisers, L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?). AWM also serves as the investment adviser to SSFQP and SSPE. (SSF3, SSFQP, Cayman and SSPE will hereafter be referred to as, the ?Funds?).

The principal office and business address of the Reporting Persons, is 527 Madison Avenue, Suite 2600, New York NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

	Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer.
Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

Item 5.	Interest in Securities of the Issuer.

		Cayman owns 587,810 shares of Common Stock and 2,217,742 Warrants to purchase 31,691 shares of Common Stock, or 5.4% of the shares outstanding. SSF3 owns 175,068 shares of Common Stock, 536,190 Warrants to purchase 7,662 shares of Common Stock, or 1.6% of the shares outstanding. SSFQP owns 1,765,146 shares of Common Stock, 6,117,036 Warrants to purchase 87,412 shares of Common Stock or 16.0% of the shares outstanding. SSPE owns 685,106 shares of Common Stock and 2,419,355 Warrants to purchase 34,572 shares of Common Stock or 6.2% of the outstanding shares. Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of, the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 3,213,131 shares of Common Stock and 11,290,323 Warrants to purchase 161,338 shares of Common Stock or 28.9% of the outstanding shares.



Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	The Funds? have entered into a Voting Agreement with the Issuer whereby they agree to vote in favor of the approval of a Note Purchase Agreement dated as of December 11, 2007. The Voting Agreement is attached hereto as exhibit B.


Except as described above, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and Greenhouse and any other individual or entity.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement.
Exhibit B	Voting Agreement


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2007




	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).





				EXHIBIT A





JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the
Schedule 13D to which this agreement is attached is filed on behalf of each of them.







	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse
































										EXHIBIT B


VOTING AGREEMENT
Abiomed, Inc.
22 Cherry Hill Drive
Danvers, MA  01923
Attention: General Counsel
Facsimile: (978) 777-8411

December 11, 2007

Dear Securityholder:
Re: Voting Arrangements
We understand that, as at the date hereof, you (the ?Securityholder?) beneficially own, directly or indirectly, or exercise control or direction over, the number of securities of World Heart Corporation (the ?Company?) set out on the Acceptance page (the ?Subject Securities?) at the end of this letter agreement (the ?Agreement?).
Reference is made to that certain Note Purchase Agreement, dated as of December 11, 2007 by and among ABIOMED, Inc. (?Abiomed?), the Company and World Heart Inc. (the ?Purchase Agreement?), and the secured convertible promissory note, warrant and clinical and marketing support services agreement contemplated thereunder (the ?Note,? ?Warrant,? and ?Services Agreement,? respectively, and together with the Purchase Agreement, the ?Financing Agreements?). All capitalized terms not defined herein, but defined in the Financing Agreements, have the meanings ascribed thereto in the Financing Agreements.
This letter confirms your agreement, subject to the terms and conditions specified herein, to vote all of the Subject Securities that you own (or over which you exercise control or direction), and any additional securities of the Company that you may hereafter become the beneficial owner of, in favor of the Financing Agreements at any meeting of the Company Securityholders (the ?Meeting?) called to approve any of the Financing Agreements and any and all related matters at the Meeting, including the issuance of any shares of the Company?s capital stock thereunder (the ?Financing Matters?).
In consideration of, and as a material inducement to, Abiomed entering into the Financing Agreements, the Securityholder agrees with Abiomed as follows:
1. Covenants of the Securityholder.
By acceptance of this Agreement, the Securityholder hereby irrevocably and unconditionally agrees with Abiomed, subject to Section 4 below:
(a) to take all reasonable steps required to cause all of the Subject Securities to be voted at the Meeting in favor of the resolutions approving the Financing Matters;
(b) to not exercise any statutory rights of dissent or appraisal in respect of any resolutions authorizing the Financing Matters; and
(c) to provide prompt written or email notice to Abiomed of any sale, transfer or other disposition of any or all of the Subject Securities occurring prior to the record date for the Meeting, as soon as practicable, but in any event within 48 hours of such sale, transfer or other disposition.
It is acknowledged that the covenants of the Securityholder set forth in this Section 1 relate to the Securityholder acting solely in the capacity of a holder of Subject Securities of the Company and not as a director or officer of the Company (or both) and shall not affect or restrict any legal or equitable obligation, including any fiduciary duty obligation, imposed on such Securityholder acting in the capacity of a director or officer of the Company (or both). The Securityholder acknowledges that pursuant to this Agreement the Securityholder may be required to act as a holder of the Subject Securities in a manner different from the manner in which the Securityholder is obligated to act in a capacity of a director or officer of the Company (or both).
2. Representations and Warranties of the Securityholder.
The Securityholder represents and warrants to Abiomed that, as of the date of this Agreement:
(a) neither the execution of this Agreement by the Securityholder nor the performance by the Securityholder of its obligations hereunder will constitute a violation of, or default under, or conflict with, any material contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Securityholder is a party or by which the Securityholder is bound;
(b) the Securityholder is the legal owner of the Subject Securities and has the right to vote the Subject Securities at the Meeting (to the extent voting rights attach to such Subject Securities in the circumstances);
(c) the Subject Securities, set out on the Acceptance page of this Agreement, constitute as of the date hereof all of the securities of the Company owned by the Securityholder as of the date hereof;
(d) if the Securityholder is not a natural person, the Securityholder is duly authorized to execute and deliver this Agreement; and
(e) this Agreement is a valid and binding agreement, enforceable against the Securityholder in accordance with its terms, subject to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors? rights generally and
(ii) the general principles of equity.
3. Representations of Abiomed.
Abiomed hereby represents and warrants to the Securityholder that, as of the date of this Agreement:
(a) Abiomed is duly authorized to execute and deliver this Agreement and this Agreement is a valid and binding agreement, enforceable against Abiomed in accordance with its terms, subject to: (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors? rights generally; and (ii) the general principles of equity; and
(b) neither the execution of this Agreement nor the performance by Abiomed of its obligations under the Financing Agreements will constitute a violation of, or default under, or conflict with, any material contract, commitment, agreement, understanding, arrangement or restriction of any kind to which Abiomed is a party or by which Abiomed is bound.
4. Termination.
It is understood and agreed that the obligations of the Securityholder hereunder shall cease and terminate on the earliest of:
(a) the date immediately following the conclusion of the Meeting;
(b) the date that the Note has been paid in full by the Company and the Warrant has been fully exercised by Abiomed;
(c) the date on which any of the Financing Agreements are terminated in accordance with their terms;
(d) the date of any material amendment to the Financing Agreements without the prior written consent of the Securityholder; and
(e) the date on which Abiomed and the Company mutually agree in writing to terminate the arrangements under the Financing Agreements.
5. Disclosure.
Prior to first public disclosure of the existence and terms and conditions of this Agreement, none of the parties hereto shall disclose the existence of this Agreement, or any details hereof, to any person other than the Company, Abiomed and their respective directors, officers and advisors, without the prior written consent of the other party, except to the extent required by law. The existence and terms and conditions of this Agreement may be disclosed by Abiomed or the Company in any news release issued in connection with the execution of the Financing Agreements; provided that the Securityholder shall have the right to review the text of such news release prior to the dissemination thereof and; provided, further, that such news release shall not identify the Securityholder or any of its affiliates without the prior written consent of the Securityholder.
6. Entire Agreement and Amendments.
This Agreement constitutes the entire agreement between the parties with respect to the voting of the Subject Securities and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement signed by the parties hereto.
7. Time.
Time shall be of the essence of this Agreement.
8. Successors and Assigns.
This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Securityholder and Abiomed and their respective successors and permitted assigns (as the case may be). This Agreement may not be assigned by any party without the prior written consent of the other party.
9. Remedies.
The Securityholder agrees that if this Agreement is breached by the Securityholder, damages may be an inadequate remedy, and therefore, without limiting any other remedy available at law or in equity, an injunction, restraining order, specific performance, and other forms of equitable relief, or any combination thereof, shall be available to Abiomed.
10. Governing Law.
This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the choice of law principles thereof and, to the extent applicable thereto, the internal laws of the jurisdiction of organization of the Company.
11. Notice.
Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered (including by courier) or sent by facsimile transmission:
(a) in the case of the Securityholder, to the address for the Securityholder noted on the Acceptance page of this Agreement; and
(b) in the case of Abiomed to the address of Abiomed set out on the face page of this Agreement; or
(c) to such other address as the party to whom such notice or other communication is to be given has last notified the party giving the same in the manner provided in this paragraph.
Any notice or other communication given or made shall be deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by facsimile transmission to the address for service provided herein, unless given or made after normal business hours on the applicable date in which case the notice or other communication will be deemed to have been received on the next Business Day.
12. Severability.
Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.
13. Counterparts; Faxes.
This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile, which shall be deemed an original.

Yours truly,
ABIOMED, INC.

__/s/Michael Minogue_______
By: Michael Minogue
Title: CEO, Chairman





Securityholder Name:

Special Situations Funds III QP, L.P.
Special Situations Funds III, L.P.
Special Situations Cayman Fund, L.P.
Special Situations Private Equity Fund, L.P.

By: _/s/ Austin W. Marxe_________
	Austin W. Marxe
Title:   General Partner

Special Situations Funds III QP, L.P.
Common Shares: 1,765,146
Warrants: 87,412
Special Situations Funds III, L.P.
Common Shares: 175,068
Warrants: 7,662
Special Situations Cayman Fund, L.P.
Common Shares: 587,810
Warrants: 31,691
Special Situations Private Equity Fund, L.P.
Common Shares: 685,106
Warrants: 34,572

The address of the Securityholder is as follows:
527 Madison Avenue
New York, NY 10022
Facsimile: (212) 319-6677









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